Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Three Months Ended March 31, 2006

(In millions, except ratio)

Earnings
Earnings before income taxes	$877
Interest expense	94
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	8
Portion of rents representative of an interest factor	13
Amortization of debt premium and discount, net	(1)

Adjusted earnings from continuing operations before income taxes	$991

Fixed Charges
Interest expense	$94
Portion of rents representative of an interest factor	13
Amortization of debt premium and discount, net	(1)
Capitalized interest	—

Total fixed charges	$106

Ratio of Earnings to Fixed Charges	9.3